Exhibit 99.1

New Gold Announces 2017 Third Quarter Results; Rainy River Mine Achieves Commercial Production Ahead of Schedule

(All dollar figures are in US dollars unless otherwise indicated)

TORONTO, Oct. 25, 2017 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE American:NGD) today announces its 2017 third quarter results and provides an update on the start-up of the company's Rainy River Mine.

As the company began a process for the sale of its Peak Mines located in Australia, and expects a sale of the asset within the next few months, Peak Mines has been classified as a discontinued operation. The below operational and financial results are disclosed on a continuing basis and thus exclude Peak Mines (unless otherwise noted).

2017 Third Quarter Highlights

•	Rainy River successfully achieved start-up on September 14, 2017 with the first gold pour announced on October 6, 2017
•	Commercial production successfully achieved in mid-October, ahead of plan
•	Amendment to Schedule 2 of the Metal Mining Effluent Regulations required to close two small creeks and deposit tailings, became effective on September 27, 2017
•	Gold production of 82,027 ounces and copper production of 26.0 million pounds (includes Peak Mines)
•	Operating expense from continuing operations of $601 per gold ounce and $1.30 per copper pound
•	All-in sustaining costs(1) of $792 per ounce, including total cash costs(2) of $339 per ounce
•	Cash generated from operations of $66 million, or $0.11 per share
•	Cash generated from operations before changes in non-cash operating working capital(3) of $61 million
•	Net earnings of $27 million, or $0.05 per share
•	Adjusted net earnings(4) of $4 million, or $0.01 per share
•	September 30, 2017 cash and cash equivalents of $207 million
•	Entered into copper price option contracts covering approximately 60 million pounds of 2018 production ensuring a guaranteed floor price of $3.00 per pound while providing continued exposure to increases in the copper price up to $3.37 per pound

"We are pleased to report that we continued to deliver on our priorities in the third quarter," stated Hannes Portmann, President and Chief Executive Officer. "Rainy River began processing ore in September and, since the end of the quarter, has achieved commercial production, ahead of plan. At the same time, our producing mines continued to deliver operationally which enabled us to generate $66 million in quarterly cash flow."

"We are proud that the Rainy River Mine has delivered on all of the major development and start-up milestones that our team established in January," added Mr. Portmann. "As Rainy River has now joined our portfolio of operating mines, our team's focus shifts to operational execution and optimization of both the near and long-term mine plan."

Rainy River

As planned, New Gold's Rainy River Mine commenced processing ore on September 14, 2017 and subsequently announced its first gold pour on October 6, 2017. Commercial production was achieved in mid-October. From an accounting perspective, the company recognizes commercial production effective November 1, 2017. The capital cost estimate remains in line with New Gold's updated plan announced on January 30, 2017.

Rainy River – 2017 Third Quarter Highlights

•	Rainy River successfully achieved start-up on September 14, 2017 with the first gold pour announced on October 6, 2017
•	Commercial production achieved ahead of schedule in mid-October
•	Project spending during the third quarter totalled $130 million, with estimated remaining development capital in 2017 of approximately $100 million, which includes project working capital post commercial production
•	Amendment to Schedule 2 of the Metal Mining Effluent Regulations required to close two small creeks and deposit tailings, became effective on September 27, 2017
•	Mining rate during the quarter averaged approximately 130,000 tonnes per day
•	Mining rate averaged approximately 135,000 tonnes per day in the month of October
•	Construction of the process plant is fully complete
•	Overall earthworks substantially complete

Mining activities at Rainy River progressed well during the third quarter. The company's mining rate during the quarter averaged approximately 130,000 tonnes per day, which was in line with New Gold's plan. This represents a 13% increase compared to the average mining rate of 115,000 tonnes per day in the second quarter of 2017 and more importantly, the mining rate in October averaged approximately 135,000 tonnes per day.

Installation of mechanical, piping, electrical and instrumentation in processing facilities has been fully completed, with start-up of the process plant successfully achieved on September 14, 2017. All construction related activity in the process plant is complete.

Overall earthworks are over 98% complete and are tracking in line with New Gold's plan. The start-up cell of the tailings management area has been fully completed. Based on its location and scale, the start-up cell provides capacity for approximately six months of production tailings with the mill operating at full capacity.

The amendment to Schedule 2 of the Metal Mining Effluent Regulations required to close two small creeks and deposit tailings became effective on September 27, 2017. In addition, New Gold has finalized the engineering design to construct the creek closures using sheet pile at the centre of the portion of the dam which will cover the creeks. The purpose of this approach is both to reduce the construction time and, most importantly, to be able to complete the work regardless of weather conditions. New Gold has met with the Ontario Ministry of Natural Resources and Forestry to review the design and the permit amendment and support of the design was received in the third quarter of 2017.

Project spending at Rainy River during the third quarter totalled $130 million with estimated remaining development capital of approximately $100 million, which includes project working capital post commercial production.

2017 Third Quarter and Year-to-Date Operational Results

New Gold's third quarter gold production of 82,027 ounces (including Peak Mines) was below 2016 as higher production from the company's Mesquite Mine was offset by planned lower production at New Afton, Peak Mines and Cerro San Pedro. Cerro San Pedro's production decreased as the mine transitioned into residual leaching in June 2016. Quarterly copper production of 26.0 million pounds and silver production of 0.3 million ounces both remained in line with the third quarter of 2016.

Third quarter operating expense per gold ounce of $601 increased relative to the prior-year quarter due to a higher proportion of sales from Mesquite. The company delivered third quarter all-in sustaining costs from continuing operations of $610 per ounce, including total cash costs from continuing operations of $204 per ounce. All-in sustaining costs from all operations were $792 per ounce, including total cash costs from all operations of $339 per ounce. The increase in all-in sustaining costs from all operations relative to the prior-year quarter was attributable to a $4 million, or $121 per ounce, increase in the company's consolidated sustaining costs, which include New Gold's cumulative sustaining capital, exploration, general and administrative, and amortization of reclamation expenditures. This was partially offset by an $11 per ounce decrease in total cash costs from all operations to $339 per ounce. All-in sustaining costs from continuing operations were positively impacted by the exclusion of Peak Mines.

For the nine-month period ended September 30, 2017, New Gold's gold production of 276,418 ounces (including Peak Mines) was below 2016 as higher production from the company's Mesquite Mine was offset by planned lower production from New Afton, Peak Mines and Cerro San Pedro. Year-to-date copper production and silver production both remained in line with the prior-year period.

Year-to-date operating expense per gold ounce of $603 increased relative to the prior year due to a higher proportion of sales from Mesquite. For the nine-month period ended September 30, 2017, the company delivered all-in sustaining costs from continuing operations of $614 per ounce, including total cash costs from continuing operations of $245 per ounce. All-in sustaining costs from all operations were $706 per ounce, including total cash costs from all operations of $332 per ounce. All-in sustaining costs from continuing operations were positively impacted by the exclusion of Peak Mines.

As a result of the company's strong first nine-month operational results, New Gold reiterates its guidance for full-year gold production of 380,000 to 430,000 ounces (includes Peak Mines). As Peak Mines has been classified as a discontinued operation, the company's operating expense per gold ounce sold is projected to be approximately $40 per ounce lower than its original guidance range of $630 to $670. The company expects an increase in gold production to occur in the fourth quarter, as Rainy River has transitioned into operation. Assuming current commodity prices and foreign exchange rates, New Gold expects to meet the high end of the previously lowered guidance range for all-in sustaining costs of $760 to $800 per ounce. Due to the reclassification of capital expenditures related to the construction of the tailings management area from non-sustaining to sustaining, and one-time share-based payments related to the company's participation agreements with its Indigenous partners, the company expects Rainy River's all-in sustaining cost guidance for the fourth quarter operating period to increase by approximately $200 per ounce.

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Operating information
Gold (ounces) (includes Peak Mines):
Produced	82,027	95,546	276,418	285,780
Sold	79,904	96,452	266,443	284,303
Copper (millions of pounds):
Produced	26.0	25.5	76.2	76.6
Sold	24.5	24.2	71.7	74.6
Silver (millions of ounces):
Produced	0.3	0.3	0.9	1.0
Sold	0.3	0.3	0.8	1.0
Revenue:
Gold ($/ounce)	1,250	1,283	1,245	1,217
Copper ($/pound)	2.53	1.99	2.40	1.96
Silver ($/ounce)	16.05	19.78	16.62	16.81
Average realized price(5):
Gold ($/ounce)	1,286	1,325	1,280	1,258
Copper ($/pound)	2.78	2.18	2.64	2.15
Silver ($/ounce)	16.55	20.26	17.10	17.17
Operating expense (excludes Peak Mines):
Gold ($/ounce)	601	586	603	566
Copper ($/pound)	1.30	0.96	1.24	0.97
Silver ($/ounce)	7.73	8.96	8.05	7.73
Total cash costs from continuing operations ($/ounce)	204	226	245	248
Total cash costs ($/ounce)	339	350	332	346
All-in sustaining costs from continuing operations ($/ounce)	610	718	614	710
All-in sustaining costs ($/ounce)	792	682	706	718

New Afton

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Operating information
Gold (ounces):
Produced	21,569	23,864	63,779	74,219
Sold	20,646	21,247	60,935	72,680
Copper (millions of pounds):
Produced	22.8	21.3	66.0	65.8
Sold	21.8	19.2	62.5	63.8
Operating expense:
Gold ($/ounce)	407	441	430	415
Copper ($/pound)	0.88	0.72	0.88	0.71
All-in sustaining costs ($/ounce)	(643)	(211)	(505)	(202)
All-in sustaining costs on a co-product basis:
Gold ($/ounce)	709	719	718	685
Copper ($/pound)	1.53	1.18	1.47	1.17

The decrease in gold production at New Afton relative to the third quarter of 2016 was due to an expected decrease in gold grade and gold recovery, partially offset by an increase in mill throughput. Copper production was higher than the prior-year quarter due to higher throughput and copper grade.

Third quarter operating expense per gold ounce decreased as expenses were apportioned to each metal on a percentage of revenue basis with gold revenue representing a lower portion of total sales in the quarter versus the prior-year quarter. As a result, the operating expense per copper pound increased. All-in sustaining costs decreased as the benefit of higher by-product revenues was only partially offset by higher sustaining costs. By-product revenues benefitted from an increase in the realized copper price and higher copper sales volumes. New Afton's quarterly sustaining costs increased by $4 million to $13 million when compared to the third quarter of 2016.

For the nine-month period ended September 30, 2017, New Afton's gold production was below 2016 due to an expected decrease in gold grade and gold recovery. Copper production was in line with the prior-year period.

Operating expenses for the first nine months of the year increased slightly when compared to the prior year due to higher ore tonnes mined and processed at lower grades. All-in sustaining costs decreased as the benefit of higher by-product revenues was only partially offset by the increase in operating expenses and sustaining costs. By-product revenues benefitted from an increase in the realized copper price. New Afton's sustaining costs increased by $4 million to $33 million when compared to the prior-year period.

Mesquite

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Operating information
Gold (ounces):
Produced	38,133	18,835	116,720	71,770
Sold	38,573	19,434	114,188	75,477
Operating expense:
Gold ($/ounce)	750	624	717	612
All-in sustaining costs ($/ounce)	866	1,202	809	1,085

The increase in gold production at Mesquite relative to the third quarter of 2016 was due to higher ore tonnes mined and placed, and an increase of process solution flow on the heap leach pad which resulted in a drawdown of leach pad inventory.

Third quarter operating expenses increased when compared to the prior-year quarter due to increased ore tonnes mined and processed, no mining costs being capitalized, and higher process solution flow. All-in sustaining costs during the quarter decreased due to a $7 million, or $452 per ounce, decrease in sustaining costs primarily due to no waste stripping being capitalized, the benefit of which was only partially offset by higher operating expenses.

For the nine-month period ended September 30, 2017, Mesquite's gold production increased by 63% relative to the prior-year period due to increased ore tonnes mined and placed, and an increase of process solution flow on the heap leach pad.

Operating expenses for the first nine months of the year increased when compared to the prior year due to higher ore tonnes mined, no mining costs being capitalized, and higher process solution flow. All-in sustaining costs for the first nine months of 2017 decreased due to a $24 million, or $371 per ounce, decrease in sustaining costs primarily due to no waste stripping being capitalized, which was only partially offset by higher operating expenses.

Cerro San Pedro

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Operating information
Gold (ounces):
Produced	7,951	14,866	27,160	50,929
Sold	7,833	15,357	25,549	50,798
Silver (millions of ounces):
Produced	0.1	0.2	0.5	0.7
Sold	0.1	0.2	0.5	0.7
Operating expense:
Gold ($/ounce)	1,388	976	1,260	977
Silver ($/ounce)	18.10	14.28	16.86	13.09
All-in sustaining costs ($/ounce)	1,532	912	1,389	936

Cerro San Pedro finished active mining late in the second quarter of 2016 and has transitioned to residual leaching. As a result, and consistent with expectations, the mine's third quarter and first nine-month gold and silver production decreased compared to the prior year. Third quarter and first nine-month operating expenses and all-in sustaining costs increased when compared to the prior-year periods due to lower gold sales volumes. As the company is drawing down leach pad inventory during the residual leach period, $355 per ounce in the third quarter, and $320 per ounce in the first nine months, of the reported operating expense per gold ounce and all-in sustaining costs are related to mining costs that were incurred in prior periods.

Discontinued Operations

Peak Mines

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Operating information
Gold (ounces):
Produced	14,374	37,981	68,760	88,862
Sold	12,852	40,414	65,771	85,347
Copper (millions of pounds):
Produced	3.2	4.2	10.2	10.8
Sold	2.7	5.0	9.1	10.7
All-in sustaining costs ($/ounce)	1,739	632	988	736

The decrease in gold production at Peak Mines relative to the third quarter of 2016 was due to an expected decrease in gold grade and tonnes processed. Quarterly copper production decreased compared to the third quarter of 2016 due to an expected decrease in copper recoveries and tonnes processed.

All-in sustaining costs increased during the quarter primarily due to lower gold sales volumes.

For the nine-month period ended September 30, 2017, Peak Mines' gold production decreased relative to the prior-year period due to an expected decrease in gold grade and tonnes processed.

First nine-month all-in sustaining costs increased as higher by-product revenues were more than offset by lower gold sales volumes and higher sustaining costs.

2017 Third Quarter and Year-to-Date Financial Results

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except per share amounts)	2017	2016	2017	2016
CONTINUING OPERATIONS
Revenues	$142.5	$115.2	$410.9	$382.1
Operating margin(6)	72.2	61.5	206.9	200.8
Earnings from continuing operations	29.2	0.8	77.9	14.9
Earnings from continuing operations per share (basic)	0.05	0.00	0.14	0.03
Adjusted earnings from continuing operations	5.1	10.0	15.1	18.1
Adjusted earnings per share from continuing operations	0.01	0.02	0.03	0.04
Cash generated from continuing operations	65.5	54.0	183.9	176.1
Cash generated from continuing operations before changes in non-cash operating working capital	59.2	61.5	169.4	180.9

TOTAL OPERATIONS (includes Peak Mines)
Net earnings	27.0	4.1	87.6	15.5
Net earnings per share (basic)	0.05	0.01	0.16	0.03
Adjusted net earnings	3.8	12.4	26.4	19.5
Adjusted net earnings per share	0.01	0.02	0.05	0.04
Cash generated from operations	66.0	89.6	223.4	230.5
Cash generated from operations before changes in non-cash operating working capital	60.6	88.6	206.3	233.3

Continuing Operations

Third quarter revenues from continuing operations increased by $27 million, or 24%, relative to the prior-year quarter, due to higher metal sales volumes and higher copper prices. Relative to the third quarter of 2016, gold sales increased by 20%, mainly attributable to Mesquite's strong quarter. Copper sales at New Afton increased by 14% and the average realized copper price increased by $0.60 per pound, or 38% compared to the prior-year quarter.

New Gold's third quarter operating margin increased by $11 million relative to the prior-year quarter driven by the higher gold and copper sales volumes and higher copper prices, which were partially offset by higher operating expenses.

The company reported earnings from continuing operations of $29 million, or $0.05 per share, in the third quarter of 2017 relative to earnings from continuing operations of $1 million, or $nil per share, in the prior-year quarter. Third quarter earnings from continuing operations included a $31 million non-cash foreign exchange gain, a $3 million gain on the modification of long-term debt, and a $7 million pre-tax loss on the revaluation of company's gold price option contracts and copper forward contracts, while the prior-year quarter included an $11 million pre-tax foreign exchange loss, a non-cash pre-tax loss of $9 million on the revaluation of the gold stream obligation, partially offset by a non-cash pre-tax gain of $2 million on the revaluation of the company's gold price option contracts.

New Gold had adjusted net earnings from continuing operations of $5 million, or $0.01 per share, in the third quarter of 2017 relative to $10 million, or $0.02 per share, in the prior-year quarter. Quarterly adjusted net earnings from continuing operations were negatively impacted by a $5 million increase in adjusted income tax expense, and a $3 million increase in exploration, business development, and corporate general and administrative expenses. This was partially offset by a $3 million increase in revenue less cost of goods sold.

The company's third quarter cash generated from continuing operations before changes in non-cash operating working capital of $59 million was consistent with the prior-year quarter. Cash generated from continuing operations in the third quarter of $66 million was $12 million higher than the prior-year quarter as a result of Cerro San Pedro continuing to draw down its leach pad inventory.

For the nine-month period ended September 30, 2017, revenues increased by $29 million, or 8%, relative to the prior-year period, due to higher metal prices. Relative to the prior-year period, the average realized price increased by $22 per ounce of gold, or 2%, and $0.49 per pound of copper, or 23%.

New Gold's operating margin for the nine months ended September 30, 2017 increased by $6 million relative to the prior-year period as the increase in revenues was only partially offset by a $23 million increase in operating expenses.

The company reported earnings from continuing operations of $78 million, or $0.14 per share, for the nine months ended September 30, 2017, relative to $15 million, or $0.03 per share, in the prior-year period. Current period net earnings included a $53 million non-cash foreign exchange gain, a $33 million pre-tax gain on the disposal of the El Morro stream, a $19 million pre-tax loss on the revaluation of company's gold price option contracts and copper forward contracts, a $5 million pre-tax loss on the revaluation of the company's gold stream obligation, and a $3 million gain on the modification of long-term debt. The prior-year period included a $34 million pre-tax loss on the revaluation of the company's gold stream obligation and a $17 million non-cash foreign exchange gain.

New Gold had adjusted earnings from continuing operations of $15 million, or $0.03 per share, for the nine months ended September 30, 2017, relative to $18 million, or $0.04 per share, in the prior-year period. Adjusted net earnings were negatively impacted by a $5 million increase in exploration, business development, and corporate general and administrative expenses and a $2 million increase in adjusted income tax expense. This was offset by a $4 million decrease in finance costs as more interest has been capitalized to Rainy River .

The company's cash generated from continuing operations before changes in non-cash operating working capital for the nine months ended September 30, 2017 of $169 million was lower than the prior-year period primarily due to higher income taxes paid only being partially offset by the increase in operating margin. Cash generated from continuing operations for the nine months ended September 30, 2017 of $184 million was $8 million, or 4%, higher than the prior-year period, which benefitted from the collection of a concentrate receivable outstanding at December 31, 2016.

Total Operations (including Peak Mines)

The company reported net earnings of $27 million, or $0.05 per share, in the third quarter of 2017. The decrease in net earnings relative to earnings from continuing operations relates to a $2 million loss from discontinued operations (Peak Mines).

New Gold had adjusted net earnings of $4 million, or $0.01 per share, in the third quarter of 2017. The decrease in adjusted net earnings relative to adjusted net earnings from continuing operations relates to a $2 million loss from discontinued operations (Peak Mines), partially offset by lower income tax expense.

The company's third quarter 2017 cash generated from operations before changes in non-cash operating working capital of $61 million was lower than the prior period due to lower sales volumes from Peak Mines and an increase in income taxes paid. Cash generated from operations during the third quarter was $66 million.

The company reported net earnings of $88 million, or $0.16 per share, in the nine months ended September 30, 2017. The increase in net earnings relative to earnings from continuing operations relates to a $10 million earnings from discontinued operations (Peak Mines) in the nine-month period.

New Gold has adjusted net earnings of $26 million, or $0.05 per share, in the nine months ended September 30, 2017. The increase in adjusted net earnings relative to adjusted net earnings from continuing operations is due to a $16 million earnings from discontinued operations (Peak Mines), partially offset by a higher income tax expense.

The company's cash generated from operations before changes in non-cash operating working capital for the nine months ended September 30, 2017 of $206 million was lower than the prior-year period primarily due to lower gold sales volumes at Peak Mines. Cash generated from operations for the nine months ended September 30, 2017 was $223 million.

Financial Update

New Gold's cash and cash equivalents as at September 30, 2017 were $207 million. During the quarter, the company drew $100 million from its $400 million revolving credit facility. At September 30, 2017, $200 million has been drawn and $127 million has been used to issue letters of credit for closure obligations at the company's producing mines and development projects, leaving $73 million undrawn. As a result, the company's liquidity totals $280 million (cash and undrawn credit facility) plus its expected free cash flow generation from its operating mines through the balance of 2017.

At September 30, 2017, the face value of the company's long-term debt was $1 billion (book value – $977 million). The components of the long-term debt include: $500 million of 6.25% face value senior unsecured notes due in November of 2022; $300 million of 6.375% face value senior unsecured notes due in May of 2025; and $200 million drawn from the revolving credit facility. The company currently has approximately 578 million shares outstanding.

On October 18, 2017, New Gold entered into copper price option contracts covering approximately 60 million pounds of its 2018 production, with put options at a strike price of $3.00 per pound and call options at a strike price of $3.37 per pound, at a nominal cost to the company.

Projects Update

Blackwater

Activities at the company's Blackwater project, located in south-central British Columbia, continued to focus on attaining the approval of the Environmental Assessment ("EA"). The coordinated Federal and Provincial EA technical review is in progress. Technical review comments have now been received from the Federal government, Provincial agencies and local Indigenous communities, and New Gold has responded to the review comments. The company anticipates approval of the Blackwater EA in the first half of 2018. Capital expenditures at Blackwater during the third quarter and first nine months of 2017 were $5 million and $9 million, respectively.

Webcast and Conference Call

A webcast and conference call to discuss these results will be held on Thursday, October 26, 2017 at 9:00 a.m. Eastern time. Participants may listen to the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until November 26, 2017 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 95227095. An archived webcast will also be available until January 26, 2018 at www.newgold.com.

About New Gold Inc.

New Gold is an intermediate gold mining company with a portfolio of five producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include the statements made under "Projects Update", as well as other statements elsewhere in this news release, including, among others, statements with respect to: guidance for production, operating expense and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital and other expenditures; planned development activities for 2017 at the Rainy River Mine; the expected production, costs, economics, grade and other operating parameters of the Rainy River Mine; the capacity of the starter dam; and targeting timing for development and other activities related to the Rainy River Mine.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), Annual Information Form and Technical Reports filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; (9) the results of the feasibility study for the Rainy River Mine being realized; and (10)  in the case of production, cost and expenditure outlooks at the operating mines for 2017, commodity prices and exchange rates being consistent with those estimated for the purposes for 2017.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States, Australia and Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and  maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; inherent uncertainties with cost estimates at Rainy River as contemplated; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for the Rainy River Mine; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with the start of production of a mine, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101.  While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission.  As such, certain information contained in this news release concerning descriptions of mineralization and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies.  It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher confidence category.   Readers are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve estimation is made.  Readers are cautioned not to assume that all or any part of the measured or indicated mineral resources will ever be converted into mineral reserves. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information

The scientific and technical information relating to the construction of and expected operations at New Gold's Rainy River project contained herein has been reviewed and approved by Mr. Binsar Sirait, Director, Mine Engineering of New Gold. All other scientific and technical information contained herein has been reviewed and approved by Mr. Mark A. Petersen, Vice President, Exploration of New Gold, except for the scientific and technical information relating to the construction of and expected operations at New Gold's Rainy River project, which has been reviewed and approved by Mr. Sirait. Mr. Sirait is a mining engineer and SME Registered Member. Mr. Petersen is a SME Registered Member and AIPG Certified Professional Geologist. Mr. Petersen and Mr. Sirait are "Qualified Persons" for the purposes of Canadian NI 43-101.

For additional technical information on New Gold's material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2016 filed on www.sedar.com.

Non-GAAP Measures

(1) All-In Sustaining Costs
"All-in sustaining costs" per ounce is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the company in assessing the company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

"Sustaining costs" is a non-GAAP financial measure. New Gold defines sustaining costs as the difference between all-in sustaining costs and total cash costs, being the sum of net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs.  Management uses sustaining costs to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs.  The line items between cash costs and all in sustaining costs in the tables below break down the components of sustaining costs.  Sustaining costs is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(2) Total Cash Costs
"Total cash costs" per ounce is a non-GAAP financial measure which is calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The company believes that certain investors use this information to evaluate the company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs.  This measure, along with sales, is considered to be a key indicator of the company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP. Further details regarding historical total cash costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

OPEX, Cash Cost and AISC Reconciliation

	Three months ended September 30, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
OPEX, Cash Cost and AISC Reconciliation
Operating expenses(1)	40.3	28.3	1.7	70.3
Units of metal sold (ounces/millions of pounds/millions of ounces)	67,052	21.8	0.2
Operating expenses per unit of metal sold ($/ounce or pound)	601	1.30	7.73
Operating expenses(1)	40.3	28.3	1.7	70.3
Treatment and refining charges on concentrate sales	2.4	5.4	0.1	7.9
Adjustments(2)	(0.2)	(0.1)	-	(0.3)
Total cash costs from continuing operations	42.5	33.6	1.8	77.9
By-product silver and copper sales from continuing operations				(64.3)
Total cash costs net of by-product revenue from continuing operations				13.7
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	67,052	21.8	0.2
Total cash costs on a co-product basis from continuing operations(3) ($/ounce or pound)	634	1.54	8.19
Total cash costs per gold ounce sold from continuing operations ($/ounce)				204
Total cash costs on a co-product cash costs	56.9	42.6	2.4
Total cash costs net of by-product revenue				27.1
Units of metal sold (ounces/millions of pounds/millions of ounces)(5)	79,904	24.5	0.3
Total cash costs on a co-product basis ($/ounce of pound)	712	1.74	9.46
Total cash costs per gold ounce sold ($/ounce)				339
Total co-product cash costs from continuing operations(5)	42.5	33.7	1.8
Total cash costs net of by-product revenue from continuing operations(5)				13.7
Sustaining capital expenditures	8.9	6.3	0.4	15.6
Sustaining exploration - expensed	0.6	0.4	-	1.0
Corporate G&A including share-based compensation(4)	4.8	3.4	0.2	8.4
Reclamation expenses	1.3	0.9	0.1	2.2
Total co-product all-in sustaining costs from continuing operations(5)	58.1	44.7	2.5
Total all-in sustaining costs net of by-product revenue from continuing operations(5)				40.9
All-in sustaining costs on a co-product basis from continuing operations(3) ($/ounce or pound)	866	2.05	11.18
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				610
Total co-product all-in sustaining costs	78.1	56.7	3.3
Total all-in sustaining costs net of by-product revenue				63.3
All-in sustaining costs on a co-product basis ($/ounce or pound)	977	2.31	12.88
All-in sustaining costs per gold ounce sold ($/ounce)				792

(1)	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
(2)	Adjustments include non-cash items related to inventory write-down reversals and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
(3)	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
(4)	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
(5)	Includes the impact of Peak Mines, which has been classified as a discontinued operation as at and for the three and nine months ended September 30, 2017.

OPEX, Cash Cost and AISC Reconciliation

	Nine months ended September 30, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
OPEX, Cash Cost and AISC Reconciliation
Operating expenses(1)	121.0	77.8	5.2	204.0
Units of metal sold (ounces/millions of pounds/millions of ounces)	200,672	62.5	0.7
Operating expenses per unit of metal sold ($/ounce or pound)	603	1.24	8.05
Operating expenses(1)	121.0	77.8	5.2	204.0
Treatment and refining charges on concentrate sales	7.1	14.9	0.3	22.3
Adjustments(2)	(0.5)	(0.4)	-	(0.9)
Total cash costs from continuing operations	127.6	92.3	5.5	225.4
By-product silver and copper sales from continuing operations				(176.3)
Total cash costs net of by-product revenue from continuing operations				49.1
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	200,672	62.5	0.7
Total cash costs on a co-product basis from continuing operations(3) ($/ounce or pound)	635	1.48	8.49
Total cash costs per gold ounce sold from continuing operations ($/ounce)				245
Total cash costs on a co-product cash costs	177.9	111.7	7.0
Total cash costs net of by-product revenue				88.6
Units of metal sold (ounces/millions of pounds/millions of ounces)(5)	266,443	71.7	0.8
Total cash costs on a co-product basis ($/ounce of pound)	668	1.56	9.08
Total cash costs per gold ounce sold ($/ounce)				332
Total co-product cash costs from continuing operations(5)	127.5	92.3	5.6
Total cash costs net of by-product revenue from continuing operations(5)				49.2
Sustaining capital expenditures(6)	24.0	15.5	1.1	40.7
Sustaining exploration - expensed	1.0	0.6	-	1.6
Corporate G&A including share-based compensation(4)	15.0	9.7	0.7	25.3
Reclamation expenses	3.8	2.5	0.2	6.5
Total co-product all-in sustaining costs from continuing operations(5)	171.3	120.6	7.6
Total all-in sustaining costs net of by-product revenue from continuing operations(5)				123.3
All-in sustaining costs on a co-product basis from continuing operations(3) ($/ounce or pound)	855	1.93	11.42
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				614
Total co-product all-in sustaining costs	240.4	146.4	9.4
Total all-in sustaining costs net of by-product revenue				188.2
All-in sustaining costs on a co-product basis ($/ounce or pound)	902	2.04	12.19
All-in sustaining costs per gold ounce sold ($/ounce)				706

(1)	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
(2)	Adjustments include the amortization of Mesquite's Purchase Price Allocation associated with royalties and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
(3)	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
(4)	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
(5)	Includes the impact of Peak Mines, which has been classified as a discontinued operation as at and for the three and nine months ended September 30, 2017.
(6)	For the nine months ended September 30, 2017 sustaining capital expenditures are net of $0.3 million in proceeds from the disposal of assets

OPEX, Cash Cost and AISC Reconciliation

	Three months ended September 30, 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
OPEX, Cash Cost and AISC Reconciliation
Operating expenses(1)	32.9	18.5	2.3	53.7
Units of metal sold (ounces/millions of pounds/millions of ounces)	56,038	19.2	0.3
Operating expenses per unit of metal sold ($/ounce or pound)	586	0.96	8.96
Operating expenses(1)	32.9	18.5	2.3	53.7
Treatment and refining charges on concentrate sales	2.4	3.4	0.1	5.9
Total cash costs from continuing operations	35.2	21.9	2.4	59.6
By-product silver and copper sales from continuing operations				(46.9)
Total cash costs net of by-product revenue from continuing operations				12.6
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	56,038	19.2	0.3
Total cash costs on a co-product basis from continuing operations(2) ($/ounce or pound)	628	1.14	9.43
Total cash costs per gold ounce sold from continuing operations ($/ounce)				226
Total cash costs on a co-product cash costs	61.6	27.6	2.9
Total cash costs net of by-product revenue				33.9
Units of metal sold (ounces/millions of pounds/millions of ounces)(4)	96,452	24.2	0.3
Total cash costs on a co-product basis ($/ounce of pound)	640	1.14	9.60
Total cash costs per gold ounce sold ($/ounce)				350
Total co-product cash costs from continuing operations(4)	35.2	22.0	2.4
Total cash costs net of by-product revenue from continuing operations(4)				12.6
Sustaining capital expenditures(5)	11.4	6.4	0.8	18.6
Sustaining exploration - expensed	0.9	0.5	0.1	1.4
Corporate G&A including share-based compensation(3)	4.2	2.4	0.3	6.8
Reclamation expenses	0.4	0.2	-	0.7
Total co-product all-in sustaining costs from continuing operations(4)	52.1	31.5	3.6
Total all-in sustaining costs net of by-product revenue from continuing operations(4)				40.2
All-in sustaining costs on a co-product basis from continuing operations(2) ($/ounce or pound)	930	1.64	14.05
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				718
Total co-product all-in sustaining costs	83.6	36.6	3.9
Total all-in sustaining costs net of by-product revenue				66.1
All-in sustaining costs on a co-product basis ($/ounce or pound)	868	1.52	13.06
All-in sustaining costs per gold ounce sold ($/ounce)				682

(1)	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
(2)	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
(3)	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
(4)	Includes the impact of Peak Mines, which has been classified as a discontinued operation as at and for the three and nine months ended September 30, 2017.
(5)	For the three months ended September 30, 2016 sustaining capital expenditures are net of $0.7 million in proceeds from the disposal of assets.

OPEX, Cash Cost and AISC Reconciliation

	Nine months ended September 30, 2016
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
OPEX, Cash Cost and AISC Reconciliation
Operating expenses(1)	112.7	61.8	6.8	181.2
Units of metal sold (ounces/millions of pounds/millions of ounces)	198,956	63.8	0.9
Operating expenses per unit of metal sold ($/ounce or pound)	566	0.97	7.73
Operating expenses(1)	112.7	61.8	6.8	181.2
Treatment and refining charges on concentrate sales	8.1	12.1	0.3	20.5
Adjustments(2)	(0.1)	(0.1)	-	(0.2)
Total cash costs from continuing operations	120.7	73.8	7.1	201.6
By-product silver and copper sales from continuing operations				(152.3)
Total cash costs net of by-product revenue from continuing operations				49.2
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	198,956	63.8	0.9
Total cash costs on a co-product basis from continuing operations(3) ($/ounce or pound)	606	1.16	8.09
Total cash costs per gold ounce sold from continuing operations ($/ounce)				248
Total cash costs on a co-product cash costs	179.2	88.3	8.2
Total cash costs net of by-product revenue				98.3
Units of metal sold (ounces/millions of pounds/millions of ounces)(5)	284,303	74.6	1.0
Total cash costs on a co-product basis ($/ounce of pound)	630	1.18	8.43
Total cash costs per gold ounce sold ($/ounce)				346
Total co-product cash costs from continuing operations(5)	120.7	73.8	7.1
Total cash costs net of by-product revenue from continuing operations(5)				49.2
Sustaining capital expenditures(6)	39.3	21.6	2.4	63.2
Sustaining exploration - expensed	1.5	0.8	0.1	2.5
Corporate G&A including share-based compensation(4)	14.9	8.2	0.9	23.9
Reclamation expenses	1.4	0.8	0.1	2.3
Total co-product all-in sustaining costs from continuing operations(5)	177.8	105.2	10.6
Total all-in sustaining costs net of by-product revenue from continuing operations(5)				141.2
All-in sustaining costs on a co-product basis from continuing operations(3) ($/ounce or pound)	894	1.65	12.01
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				710
Total co-product all-in sustaining costs	250.1	119.8	11.5
Total all-in sustaining costs net of by-product revenue				204.1
All-in sustaining costs on a co-product basis ($/ounce or pound)	879	1.61	11.82
All-in sustaining costs per gold ounce sold ($/ounce)				718

(1)	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
(2)	Adjustments include the amortization of Mesquite's Purchase Price Allocation associated with royalties and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
(3)	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
(4)	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
(5)	Includes the impact of Peak Mines, which has been classified as a discontinued operation as at and for the three and nine months ended September 30, 2017.
(6)	For the nine months ended September 30, 2016 sustaining capital expenditures are net of $0.7 million in proceeds from the disposal of assets.

(3) Cash Generated from Operations before Changes in Working Capital

"Cash generated from operations before changes in working capital" is a non-GAAP financial measures with no standard meaning under IFRS, excludes changes in non-cash operating working capital. Management uses this measure to evaluate the company's ability to generate cash from its operations before working capital changes. Further details regarding cash generated from operations before changes in working capital and a reconciliation to the nearest IFRS measure is provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

Cash Generated from Operations before Changes in Working Capital Reconciliation

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except per share amounts)	2017	2016	2017	2016
Operating cash generated from continuing operations	$65.5	$54.0	$183.9	$176.1
Add back (deduct): Change in non-cash operating working capital from continuing operations	(6.3)	7.5	(14.5)	4.8
Operating cash generated from operations before changes in non-cash working capital	59.2	61.5	169.4	180.9
Operating cash generated from discontinued operations	0.5	35.6	39.5	54.4
Add back (deduct): Change in non-cash operating working capital from discontinued operations	0.9	(8.5)	(2.6)	(2.0)
Cash generated from operations before changes in non-cash working capital	60.6	88.6	206.3	233.3

(4) Adjusted Net Earnings/(Loss)

"Adjusted net earnings/(loss)" and "adjusted net earnings/(loss) per share" are non-GAAP financial measures. Net earnings/(loss) have been adjusted and tax affected for the group of costs in "Other gains and losses" on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings/(loss) from continuing operations. The company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses.

Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net (loss)/earnings and adjusted net (loss)/earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

Adjusted Net Earnings Reconciliation

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except per share amounts)	2017	2016	2017	2016
Earnings (loss) before taxes from continuing operations	$37.1	($7.6)	$90.9	$5.9
Earnings (loss) before taxes from discontinued operations	(2.9)	5.1	13.5	2.2
Other (gains) losses	(23.8)	17.5	(64.2)	18.3
Other (gains) losses from discontinued operations	0.7	(1.7)	1.6	(1.5)
Inventory write-down	0.3	-	(0.2)	-
Gain on modification of long term debt	(3.3)	-	(3.3)	-
Adjusted net earnings before tax	8.1	13.3	38.3	24.9
Income tax (expense) recovery	(7.1)	6.6	(16.7)	7.4
Income tax adjustments	2.8	(7.5)	4.8	(12.8)
Adjusted income tax expense	(4.3)	(0.9)	(11.9)	(5.4)
Adjusted net earnings	3.8	12.4	26.4	19.5
Adjusted earnings per share (basic and diluted)	0.01	0.02	0.05	0.04
Adjusted effective tax rate	53%	7%	31%	22%

(5) Average Realized Price

"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Further details regarding average realized price and a reconciliation to the nearest IFRS measure is provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

(6) Operating Margin

"Operating margin" is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the company's aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges.

Operating Margin Reconciliation

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except per share amounts)	2017	2016	2017	2016
Revenues	$142.5	$115.2	$410.9	$382.1
Less: Operating expenses	(70.3)	(53.7)	(204.0)	(181.3)
Operating margin	72.2	61.5	206.9	200.8

Consolidated Income Statements (unaudited)

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except per share amounts)	2017	2016	2017	2016
Revenues	$142.5	$115.2	$410.9	$382.1
Operating expenses	70.3	53.7	204.0	181.3
Depreciation and depletion	50.7	43.3	149.8	143.0
Revenue less cost of goods sold	21.5	18.2	57.1	57.8
Corporate administration	5.4	4.9	18.8	16.5
Share-based payment expenses	3.1	2.0	6.9	7.8
Exploration and business development	1.9	0.6	5.1	1.6
Earnings from operations	11.1	10.7	26.3	31.9
Finance income	0.3	0.2	0.9	0.7
Finance costs	1.9	(1.0)	(0.5)	(8.4)
Other gains (losses)	23.8	(17.5)	64.2	(18.3)
Earnings/(loss) before taxes	37.1	(7.6)	90.9	5.9
Income tax (expense) recovery	(7.9)	8.4	(13.0)	9.0
Earnings from continuing operations	29.2	0.8	77.9	14.9
(Loss) earnings from discontinued operations, net of tax	(2.2)	3.3	9.7	0.6
Net earnings	27.0	4.1	87.6	15.5
Earnings from continuing operations per share
Basic	0.05	-	0.14	0.03
Diluted	0.05	-	0.14	0.03
Earnings per share
Basic	0.05	0.01	0.16	0.03
Diluted	0.05	0.01	0.16	0.03
Weighted average number of shares outstanding (in millions)
Basic	576.2	513.0	560.2	511.3
Diluted	577.0	515.8	560.9	513.1

(1) Prior-year period comparatives have been revised. Please refer to Note 2 of the unaudited condensed consolidated interim financial statements for further information.

Consolidated Statements of Financial Position (unaudited)

	As at September 30	As at December 31
(in millions of U.S. dollars)	2017	2016
ASSETS
Current assets
Cash and cash equivalents	$207.1	$185.9
Trade and other receivables	28.9	37.1
Inventories	160.0	150.4
Current income tax receivable	5.6	12.5
Derivative assets	0.3	18.0
Prepaid expenses and other	3.9	6.1
Total current assets	405.8	410.0

Non-current inventories	92.6	103.3
Mining interests	3,421.8	3,191.3
Deferred tax assets	252.2	224.9
Other	3.1	3.5
	4,175.5	3,933.0
Assets held for sale	145.7	-
Total assets	4,321.2	3,933.0
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	175.3	169.2
Current income tax payable	2.6	6.2
Total current liabilities	177.9	175.4

Reclamation and closure cost obligations	115.3	81.0
Gold stream obligation	236.0	246.5
Provisions	6.4	12.0
Long-term debt	977.0	889.5
Deferred tax liabilities	404.0	455.2
Other	2.0	0.2
	1,918.6	1,859.8
Liabilities held for sale	69.1	-
Total liabilities	1,987.7	1,859.8
Equity
Common shares	3,032.6	2,859.0
Contributed surplus	103.6	100.5
Other reserves	(37.0)	(33.0)
Deficit	(765.7)	(853.3)
Total equity	2,333.5	2,073.2
Total liabilities and equity	4,321.2	3,933.0

(1) Prior-year period comparatives have been revised. Please refer to Note 2 of the unaudited condensed consolidated interim financial statements for further information.

Consolidated Statements of Cash Flow (unaudited)

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except per share amounts)	2017	2016	2017	2016
OPERATING ACTIVITIES
Earnings from continuing operations	$29.2	$0.8	$77.9	$14.9
Adjustments for:
Foreign exchange (gains) losses	(30.6)	11.3	(52.6)	(17.1)
Reclamation and closure costs paid	(0.3)	(0.4)	(0.8)	(1.3)
Gain on disposal of El Morro	-	-	(33.0)	-
Depreciation and depletion	51.0	42.7	150.0	143.0
Other non-cash adjustments	12.1	10.4	28.7	39.9
Income tax expense (recovery)	7.9	(8.4)	13.0	(9.0)
Finance income	(0.3)	(0.2)	(0.9)	(0.7)
Finance costs	(1.9)	1.0	0.5	8.4
	67.1	57.2	182.8	178.1
Change in non-cash operating working capital	6.3	(7.5)	14.5	(4.8)
Income taxes (paid)	(7.9)	4.3	(13.4)	2.8
Operating cash flows generated from continuing operations	65.5	54.0	183.9	176.1
Operating cash flows generated from discontinued operations	0.5	35.6	39.5	54.4
Cash generated from operations	66.0	89.6	223.4	230.5
INVESTING ACTIVITIES
Mining interests	(150.6)	(153.5)	(468.5)	(394.2)
Gold price option contract investment costs	-	(1.0)	(0.9)	(3.1)
Proceeds from the sale of assets	-	-	65.3	0.6
Interest received	0.3	0.1	0.7	0.6
Investing cash flows used by continuing operations	(150.3)	(154.4)	(403.4)	(396.1)
Investing cash flows used by discontinued operations	(7.7)	(3.1)	(21.6)	(7.7)
Cash used by investing activities	(158.0)	(157.5)	(425.0)	(403.8)
FINANCING ACTIVITY
Proceeds received from exercise of options	-	1.3	0.6	8.5
Net proceeds received from issuances of common shares	-	-	164.7	-
Financing initiation costs	-	-	-	(0.3)
Issuance of senior unsecured notes, net of transaction costs	-	-	295.1	-
Repayment of senior unsecured notes	-	-	(305.3)	-
Drawdown of credit facility	100.0	-	100.0	-
Interest paid	(2.5)	(0.8)	(35.3)	(28.3)
Cash generated from (used by) financing activities	97.5	0.5	219.8	(20.1)
Effect of exchange rate changes on cash and cash equivalents	2.8	(0.9)	3.0	9.1
Change in cash and cash equivalents	8.3	(68.3)	21.2	(184.3)
Cash and cash equivalents, beginning of period	198.8	219.5	185.9	335.5
Cash and cash equivalents, end of period	207.1	151.2	207.1	151.2
Cash and cash equivalents are comprised of:
Cash	134.2	105.0	134.2	105.0
Short-term money market instruments	72.9	46.2	72.9	46.2
	207.1	151.2	207.1	151.2

(1) Prior-year period comparatives have been revised. Please refer to Note 2 of the unaudited condensed consolidated interim financial statements for further information.

SOURCE New Gold Inc.

View original content: http://www.newswire.ca/en/releases/archive/October2017/25/c4704.html

%CIK: 0000800166

For further information: Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, Email: info@newgold.com

CO: New Gold Inc.

CNW 18:22e 25-OCT-17